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                              June 4, 2024

       Stephen Herbert
       Chief Executive Officer
       Rezolve AI Limited
       3rd Floor, 80 New Bond Street
       London, W1S 1SB
       United Kingdom

                                                        Re: Rezolve AI Limited
                                                            Amendment No. 5 to
Registration Statement on Form F-4
                                                            Filed May 21, 2024
                                                            File No. 333-272751

       Dear Stephen Herbert:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Amendment No. 5 to Registration Statement on Form F-4

       The Business Combination Proposal
       Armada Board of Directors' Reasons for the Approval of the Business Combination, page 139

   1. Given that you are unable to consolidate ANY Lifestyle Marketing GmbH as a primary beneficiary, please
disclose whether the change has affected the board   s recommendation
                                                        that stockholders
approve the transaction. Also, disclose if the board believes Marshall
                                                        & Steven's fairness
opinion remains valid.
       Rezolve Financial Projections, page 148

   2. Please tell us what consideration you have given to revising the projections to include the actual historical
results for CY 2023.
 Stephen Herbert
FirstName
Rezolve AILastNameStephen  Herbert
            Limited
Comapany
June 4, 2024NameRezolve AI Limited
June 4,
Page 2 2024 Page 2
FirstName LastName
Rezolve AI Limited and Subsidiaries
Carve-out Consolidated Statements of Changes in Shareholders' Deficit, page F-7

3. Please clarify why you continue to have deferred shares for ANY recorded on your Carve-
         out Consolidated Statements of Changes in Shareholders' Deficit.
14. Related party disclosures, page F-35

4. Please revise your related party disclosure to allow readers to reconcile related party transactions to your consolidated financial statements.
General

5. You disclose on page 35 and 233 that you expect to commercialize the Rezolve platform in quarter 4 of 2024 with Grupo Carso and that you expect revenues to increase significantly in 2024 and 2025. Please expand your disclosure to state the basis for these statements. Explain if you have executed contracts with certain partners.
6. We note your statement on page 35, 233 and F-9 that Rezolve was incorporated on
         January 5, 2023 under the name Rezolve Group Limited and changed its name on June 5,
         2023 to Rezolve AI Limited. Please reconcile this statement to the organization charts on pages 6 through 8. Your disclosure should accurately reflect all names and dates.
7. On pages 108, 242, and F-16, you discuss the granting 58,315,800 employee shares. However, on page 108 these shares are valued at $62,239,276, on page 242 they are valued at $5,831,580, and on F-16 they are valued at $36,738,954. Please explain the inconsistency with regards to valuing these shares. Revise accordingly.
       Please contact Inessa Kessman at 202-551-3371 or Robert Littlepage at 202-551-3361 if
you have questions regarding comments on the financial statements and related matters. Please contact Kyle Wiley at 202-344-5791 or Matthew Crispino at 202-551-3456 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Technology
cc:      Gerry Williams